 BUENAVENTURA ANNOUNCES SECOND QUARTER PRODUCTION AND 2014 GUIDANCE

Lima, Peru, July 11, 2014 - Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly traded, precious metals mining company today announced preliminary second quarter 2014 operating results and 2014 production guidance.

Second Quarter Production per Metal and 2014 Guidance (100% basis)

	1Q14 (Actual)	2Q14 (Actual)	Var. (%)	2014 (estimated)

Gold (Oz.)
Orcopampa	44,929	51,102	14%	190k - 200k
Breapampa	20,927	21,228	1%	70k - 80k
La Zanja	35,937	36,685	2%	130k - 140k
Tantahuatay	32,633	35,171	8%	130k - 140k
Yanacocha	207,511	190,950	-8%	895k - 985k

Silver (Oz.)
Uchucchacua	2,368,509	2,997,602	27%	11.7M - 12.0M
Julcani	763,437	763,529	0%	2.8M - 3.2M
Mallay	297,180	302,118	2%	1.1M - 1.3M
El Brocal	497,664	498,440	0%	2.8M - 3.0M

Zinc (MT)
El Brocal	532	347	-35%	25K - 30K *
Uchucchacua	1,470	1,575	7%	6.5K - 7.0K
Mallay	2,450	2,570	5%	9.5K - 10.5K

Copper (MT)
El Brocal	10,199	11,332	11%	38K - 40K
Cerro Verde	60,955	TBA	N.A.	240K - 260K

(*) Considers expanded plant capacity in second half 2014

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines, as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Breapampa*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer, and 49% of Canteras del Hallazgo S.A, owner the Chucapaca project.

For a printed version of the Company’s 2013 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.